EXHIBIT 11
STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS (LOSS)
GREAT WESTERN LAND AND RECREATION, INC.
COMPUTATION OF PER SHARE EARNINGS (LOSS)

	Year ended	Year ended
	September 30,	September 30,
	2005	2004
Net earnings (loss)	$1,243,447	$(1,153,048)
Less: Preferred stock dividends	(111,002)	(73,702)

Earnings available to common shareholders	$1,132,445	$(1,226,750)

Basic weighted average common shares outstanding	21,165,584	20,886,002
Add: Dilutive effect of stock options	3,764,184	—

Diluted weighted average common shares outstanding	24,929.768	20,886,002

Earnings (loss) per share:
Basic	$0.06	$(0.06)

Diluted	$0.05	$(0.06)